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                             December 14, 2020

       Nick Bhargava
       Acting Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Amended Draft
Offering Statement on Form 1-A
                                                            Submitted November
2, 2020
                                                            CIK No. 0001810007

       Dear Mr. Bhargava:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

             Unless we note otherwise, our references to prior comments are to comments in our
       September 18, 2020 letter.

       Amendment to Draft Offering Statement submitted November 2, 2020

       General

   1. We note your response to comments 1 and 5, changes to the maturity of the notes, and the addition of a quarter
point limit to interest rate changes. We note, however, that you reserve the right
to modify the applicable interest rate on the notes from time to time in your sole
discretion. Please provide an analysis showing how you determined that the broad discretion with
respect to the frequency of changes to the interest rate would not constitute the issuance
of a new security. In addition, please provide an analysis showing how you determined that
your ability to change the term, price, and other non-interest features of the
Groundfloor Yield Notes does not constitute a delayed offering of those
 Nick Bhargava
FirstName LastNameNick
Groundfloor Yield LLC Bhargava
Comapany14,
December  NameGroundfloor
              2020        Yield LLC
December
Page 2    14, 2020 Page 2
FirstName LastName
         securities in violation of Rule 251(d)(3)(i)(F).
2. Please clarify when you intend to provide investors with an offering circular supplement and the minimum number of days investors will have to consider a put right each time you
         change the interest rate. Additionally, clarify how the    applicable
maturity date    applies
         to individual note issuances and provide illustrative examples to explain how principal and interest will be calculated and paid on small investment amounts. For example, it is unclear if interest will be calculated based on business days, a 360 day year, and whether amounts may be rounded up or down. It is also unclear how automatic interest rate
         changes on an investor   s outstanding notes will impact principal and
interest calculations.
         Your examples should clarify the minimum time a small amount of notes would need to be held in order to be paid interest assuming a certain interest rate. Groundfloor Yield Notes, page 6

3. Please revise your diagrams on pages 18 and 19 to be consistent with the description provided related to the anticipated structure of the offering of the GFY Notes as outlined within your response to comment 4 in your response letter dated August 21, 2020.
4. We have considered your response to our prior comment 5 in your letter dated August 21,
         2020 and the disclosure in your filing. You state that your sole purpose is to acquire loans from Groundfloor Holdings through the proceeds raised from the sale of the Notes, and
         the funds are meant to replace Groundfloor Holdings    existing credit
facility. You also
         state that Groundfloor Finance and Groundfloor Real Estate 1 & 2 will purchase these loans from you using proceeds they raise from the sale of LROs and securities to investors. Given the business purpose of your company, the related activities and interests with Groundfloor Finance and its subsidiaries and the economic interdependence of the entities, we believe your business and repayment of the Notes are dependent on
         Groundfloor Finance and its subsidiaries. As such, please include the audited consolidated financial statements of Groundfloor Finance in your filing because these financial statements are material information necessary to make the required statements within your offering statement not misleading pursuant to paragraph 230.252(a) of
         Regulation A.
Groundfloor Yield Auto-Invest Program, page 8

5. We note your response to comment 7 and revised disclosure regarding the auto-invest program and other terms of the offering. Your offering anticipates periodic investor purchases triggering rolling 5 business day investor put rights and an automatic reset of the interest rate on outstanding notes when you change interest rates. Please revise to clearly explain the mechanics of interest rate changes and their impact on the ability of auto-invest participants to cancel. Given the complexity of the offering and auto-invest program, please provide an illustrative example to clarify the administration and timing of the auto-invest program, in particular the amount of time a participant will have to cancel after notice of an interest rate change.
 Nick Bhargava
Groundfloor Yield LLC
December 14, 2020
Page 3
Investor Put Right, page 8

6. Please clarify whether there are any restrictions or limitations on the ability of the investors to exercise their put rights, including, for example, the amount of such puts, both at the individual investor level and in the aggregate across all investors, and describe those clearly in your offering circular.
Risk Factors, page 10

7.    We note revised disclosure stating that changes to the    interest rate
shall apply to all
      outstanding    notes. Please provide risk factor disclosure addressing
your sole discretion
      to lower the interest rate on a purchaser   s investment.
Independent Auditors    Report, page F-1

8.    Please amend your filing to include an audit opinion with a conformed
EDGAR
      signature. Reference is made to Rule 302 of Regulation S-T.
       You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                                             Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                             Office of Real
Estate & Construction
December 14, 2020 Page 3
cc:       Brian Korn, Esq.
FirstName LastName